October 21, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                   Rule 17g-1 Fidelity Bond Filing for Ares Capital Corporation

Dear Sir or Madam:

Enclosed for filing, on behalf of Ares Capital Corporation (the “Corporation”), pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, please find the following:

(i)            a copy of the executed Fidelity Bond for the Corporation; and

(ii)           a Certificate of Assistant Secretary containing the resolution of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

Very truly yours,

ARES CAPITAL CORPORATION

/s/ Joshua Bloomstein
Joshua Bloomstein
Vice President and Assistant Secretary

Enclosures

CERTIFICATE OF ASSISTANT SECRETARY

The undersigned, Joshua Bloomstein, Vice President and Assistant Secretary of Ares Capital Corporation, a Maryland corporation (the “Corporation”), does hereby certify that:

1.             This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.             The undersigned is the duly elected, qualified and acting Vice President and Assistant Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3.             Attached hereto as Exhibit A is a copy of the resolution approved by a majority of the Board of the Directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4.             Premiums have been paid for the period September 20, 2008 to September 20, 2009.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 21st day of October, 2008.

/s/ Joshua Bloomstein
Joshua Bloomstein
Vice President and Assistant Secretary

EXHIBIT A

Approval of Insurance and Fidelity Bond

NOW, THEREFORE, BE IT RESOLVED, by the Board of Directors (the “Board”) of Ares Capital Corporation (the “Corporation”), and separately by a majority of the directors who are not “interested persons” of the Corporation within the meaning of the Investment Company Act of 1940 (the “1940 Act”), that the officers of the Corporation (the “Officers”) be, and each of them hereby is, authorized to purchase a liability insurance policy or policies (collectively, the “Policy”) covering the Corporation and its directors and officers (each of whom shall be deemed a third party beneficiary thereof) generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for or relating to the Corporation, subject to such ordinary exceptions as the Officer executing the same, deems reasonable or appropriate, either by renewing previous coverage or obtaining new coverage (or a combination of the two), in any case from a reputable insurance carrier in the aggregate amount of $70,000,000;

RESOLVED FURTHER, by the Board, and separately, a majority of the directors who are not interested persons of the Corporation, that the Corporation’s participation in the Policy is in the best interests of the Corporation;

RESOLVED FURTHER, that the Corporation, shall be named as an insured under an insured fidelity bond (the “Bond”) having an aggregate coverage of at least $30,000,000 and a per occurrence limit of at least $15,000,000 issued by a reputable insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Corporation from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED FURTHER, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Board, and separately, a majority of the directors who are not interested persons of the Corporation, based on such factors including, but not limited to the amount of the Bond, the expected value of the assets of the Corporation to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Corporation’s assets, and the nature of the securities in the Corporation’s portfolio;

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized to obtain the Bond and pay the premium therefor; and

RESOLVED FURTHER, that the Secretary of the Corporation be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

 AIG Executive LiabilitySM

  Insurance provided by a member of American International Group, Inc.

National Union Fire Insurance Company of Pittsburgh, Pa.

                                                                                                                             A capital stock company

FINANCIAL INSTITUTION BOND

BOND NO. 01-257-76-92

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	ARES CAPITAL CORPORATION

	Principal Address:	280 PARK AVENUE, 22ND FLOOR, BUILDING
EAST
NNEW YORK, NY 10017

Item 2.	Bond Period: from 12:01 a.m. on 09/20/ 2008 to 12:01 a.m. on 09/20/2009

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be: $10,000,000

Item 4.	Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is	$5,000,000
	and the Single Loss Deductible is	$10,000

Provided, however, that is any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling.  Any amount set forth below shall be part of and not in addition to amounts set forth above.  (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

	Single Loss	Single Loss
Amount applicable to:	Limit of Liability	Deductible

Insuring Agreement (D)-FORGERY OR ALTERATION	$5,000,000	$10,000
Insuring Agreement (E)-SECURITIES	$5,000,000	$10,000
Coverage on Partners	$5,000,000	$10,000
Optional Insuring Agreements and Coverages:

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

1

Item 5.       The liability of the Underwriter is subject to the terms of the following riders attached hereto:
Rider # 1, #2, #3, #4, #5, #6, #7,  #8, #9, #10, #11, #12, #!3, #14, #15, #16

Item 6.       The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)  00-290-55-99  such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM:   $ 13,089

/s/ Elizabeth M. Tuck	/s/ John Q. Doyle
SECRETARY	PRESIDENT

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

/s/ Richard S. Davis	October 16, 2008	Los Angeles, CA
COUNTERSIGNATURE	DATE	COUNTERSIGNED AT

AON RISK SERVICES, INC OF NY

199 WATER STREET

NEW YORK, NY  10038

2

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)          Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)         to cause the Insured to sustain such loss; and

(b)         to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)           (1)           Loss of Property resulting directly from

(a)           robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)           theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured.

(2)           Loss of or damage to

(a)           furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)           such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i)            the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss of damage, and

(ii)           the loss is not caused by fire.

IN TRANSIT

(C)           Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)           a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)           a Transportation Company and being transported in an armored motor vehicle, or

(c)           a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)            records, whether recorded in writing or electronically, and

(ii)           Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)          Negotiable instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)          Loss resulting directly from

(1)           Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)           transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)           Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others.

(1)           acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)           Certificated Security,

(b)           deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)           Evidence of Debt,

(d)           Instruction to a Federal Reserve Bank of the United States, or

(e)           Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)            bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)           is altered, or

(iii)          is lost or stolen;

(2)           guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney. Guarantee, or any items listed in (a) through (c) above;

(3)           acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)           Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.            Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION,

MERGER OR PURCHASE OF ASSETS-NOTICE

B.            If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)           has occurred or will occur in offices or premises, or

(b)           has been caused or will be caused by an employee or employees of such institution, or

(c)           has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)            give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)           obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)          upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL-NOTICE

C.            When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.            The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.             If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS

AGAINST INSURED-ELECTION TO DEFEND

F.             The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any clauses of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)           Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)           Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)           Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)           represented by an instrument issued in bearer or registered form;

(2)           of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)           either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)           Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)           Employee means:

(1)           a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)           an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)           a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4)           an employee of an institution merged or consolidated with the Insured prior to the effective date to this bond;

(5)           each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor) and

(6)           a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)            Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)           Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)           as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business of the date of discovery of loss covered by this bond, in the aggregate of:

(a)           the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participants of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)           the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)           as respects limited partners the value of such limited partner’s(‘) investment in the Insured.

(h)           Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)            Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)            Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge, of the Uncertificated Security specified be registered.

(k)           Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)            Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)          Negotiable Instrument means any writing

(1)           signed by the maker or drawer; and

(2)           containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)           is payable on demand or at a definite time; and

(4)           is payable to order or bearer.

(n)           Partner means a natural person who

(1)           is a general partner of the Insured, or

(2)           is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)           Property means Money, Certificated Securities. Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(p)           Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)           a description of the Issue of which the Uncertificated Security is a part;

(2)           the number of shares or units;

(a)             transferred to the registered owner;

(b)             pledged by the registered owner to the registered pledgee;

(c)             released from pledge by the registered pledgee;

(d)             registered in the name of the registered owner on the date of the statement; or

(e)             subject to pledge on the date of the statement;

(3)           the name and address of the registered owner and registered pledgee;

4)             a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)           the date:

(a)           the transfer of the shares or units to the new registered owner of the hares or units was registered;

(b)           the pledge of the registered pledgee was registered, or

(c)           of the statement, if it is a periodic or annual statement.

(q)           Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)            Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)           not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)           of a type commonly dealt in on securities exchanges or markets; and

(3)           either one of a class or series or by its terms divisible into a class or series of shares, participators, interests or obligations.

(s)           Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)           loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b)           loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)           loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)           loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)           loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f)            loss resulting from any violation by the Insured or by any Employee

(1)           of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)           of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)           loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or  Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B) (1) (a);

(h)           loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)            loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)            damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)           loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)           in obtaining credit or funds, or

(2)           in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)           in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)            loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)          loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)           to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)           to do damage to the premises of property of the Insured, except when covered under Insuring Agreement (A);

(n)           loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)           loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)           loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)           loss of any tangible item of personal property which is not specifically enumerated in the  paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)            (r) loss of Property while

(1)           in the mail, or

(2)           in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s)           potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)            damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)           all fees, costs and expenses incurred by the Insured

(1)           in establishing the existence of or amount of loss covered under this bond, or

(2)           as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)           indirect or consequential loss of any nature;

(w)          loss involving any Uncertificated Security except an Uncertified Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)            loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)           loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)            loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)         loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)           The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)           The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)           any one act or series or related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)           any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction of misplacement of Property, or

(c)           all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)           any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF-LEGAL PROCEEDINGS

AGAINST UNDERWRITER

Section 5.

(a)           At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)           Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)           Loss certified Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)           Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)           If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)            This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property Other Than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION

Section 7.

(a)           in the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)           In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)           Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)           Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)           submit to examination by the Underwriter and subscribe to the same under oath; and

(2)           produce for the Underwriter’s examination all pertinent records; and

(3)           cooperate with the Underwriter in all matters pertaining to the loss.

(e)           The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELLATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

BY	/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 1

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by           National Union Fire Insurance Company of Pittsburgh, Pa.

CALIFORNIA PREMIUM RIDER

It is agreed that:

1.                                       In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period.

From September 20, 2008

To           September 20, 2009

Is             Thirteen Thousand Eighty Nine Dollars ($13,089).

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 2

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by           National Union Fire Insurance Company of Pittsburgh, Pa.

ERISA

It is agreed that:

1.                                       The following shall be included as Insured: All Employee Benefit Plans sponsored by the Insured which are required to be bonded under The Employee Retirement Income Security Act of 1974.

2.                                     “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

3.                                     If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

4.                                     In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or if more than one by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

5.                                     If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

RIDER# 2 (Continued)

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by           National Union Fire Insurance Company of Pittsburgh, Pa.

6.                                     The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

7.                                     Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 3

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by                                National Union Fire Insurance Company of Pittsburgh, Pa.

OMNIBUS NAMED INSURED

It is agreed that:

1.                                       The complete Name of the Insured as stated in Item 1. Of the Declarations page shall be amended to include:

ARES CAPITAL CORPORATION

and ARES CAPITAL CORPORATION and/or any subsidiary, or acquired Company, or Corporation, partnership, joint venture or any other business entity which is wholly owned and/or actively managed by ARES CAPITAL CORPORATION and any of its subsidiary companies covered hereunder.

2.                                     Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 4

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by                                National Union Fire Insurance Company of Pittsburgh, Pa.

RICO EXCLUSION

In consideration of the premium charged, it is hereby understood and agreed that:

1.                                       Exclusion (j) is hereby amended by deleting the word “alleged” and replacing it with the word “adjudicated.”

2.                                     Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 5

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by                                National Union Fire Insurance Company of Pittsburgh, Pa.

REPRESENTATION OF INSURED

In consideration of the premium charged, it is hereby understood and agreed that:

1.                                       General Agreement (D) REPRESENTATION OF INSURED - is hereby deleted and replaced by the following:

(D)                               The Insured represents that the information furnished in the application for this bond is complete, true (to the best knowledge on behalf of the person making the statement), and correct. Such application constitutes part of this policy.

Any intentional misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this policy.

2.                                     Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 6

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by                                  National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND DEFINITION OF EMPLOYEE

It is agreed that:

1.                                       Definitions - Section 1. “Employee” is amended to include:

Consultants

Directors or Trustees

Non-Compensated Officers

While performing acts coming within the scope of the usual duties of an Employee.

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 7

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by                                  National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY

In consideration of the premium charged, it is hereby understood and agreed that:

1.                                       Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A)                              Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)                                  to cause the Insured to sustain such loss; or

(b)                                 to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

The word “Loan” as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of business.

RIDER# 7 (Continued)

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by                                  National Union Fire Insurance Company of Pittsburgh, Pa.

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 8

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by                                  National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED SECTION 6

It is agreed that:

1.                                       Section 6 of the CONDITIONS AND LIMITATIONS, VALUATION is amended by deleting the phrase “rate of exchange at the time of payment” from the first sentence and substituting it with:

“rate of exchange on the day preceding the discovery of such loss”

2.                                       And deleting the first two sentences of the second paragraph of Section 6 and substituting the following:

“The value of any securities, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such securities on the day preceding the discovery of such loss. However, if prior to the settlement of the claim by the Underwriter, the Insured shall be compelled by the demands of a third party or by market rules o purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred shall be taken as the value of those securities.”

3.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, limitations or agreements except as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 9

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by                                  National Union Fire Insurance Company of Pittsburgh, Pa.

COUNTERFEIT CURRENCY

It is agreed that:

1.                                       INSURING AGREEMENT F “Counterfeit Currency” is deleted in its entirety and added with the following:

2.                                       The Underwriter Shall be liable under the attached Bond for:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, Coin or Currency of the United States of America, Canada or any other country.

3.                                       Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 10

This rider, effective 12:01 am September 20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by                                  National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED INSURING AGREEMENT B

It is agreed that:

1.                                       Item (1)(b) of Insuring Agreement (B) - ON PREMISES. Is amended by adding the following after the word “Insured”

“While the Property is lodged or deposited within offices or premises located anywhere”

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 11

This rider, effective 12:01 am September  20, 2008 forms a part of bond number 01-257-76-92
issued to  ARES CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.                                      The Underwriter will mark its records to indicate that the Securities And Exchange Commission is to be notified sixty days prior to the cancelation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Commission but failure to so notify said Commission shall not impair or delay the effectiveness of any such cancelation, termination or modification.

CANCELATION RIDER

FOR USE WITH STOCKBROKERS BLANKET
BOND, STANDARD FORM NO. 14, WHEN
ISSUED TO A MEMBER FIRM OF THE
SECURITIES INVESTOR PROTECTION
CORPORATION WHICH HAS EMPLOYEES
AND IS REGISTERED UNDER SECTION 15
OF THE SECURITIES EXCHANGE ACT OF
1934 BUT WHICH IS NOT A MEMBER OF A
NATIONAL SECURITIES ASSOCIATION
REGISTERED WITH THE COMMISSION
UNDER SECTION 15A OF THE ACT AND IS
NOT A MEMBER OF AN EXCHANGE LISTED
IN PARAGRAPH (a) OF RULE 15b 10-11 UNDER THE ACT (17CFR 240.15b 10-11 (a)), TO PROVIDE FOR NOTICE OF CANCELATION, TERMINATION OR	/s/ John Q. Doyle
SUBSTANTIAL MODIFICATION TO THE	AUTHORIZED REPRESENTATIVE
COMMISSION.

ADOPTED JUNE,  1990.

END 011

SR 6004a

RIDER# 12

This rider, effective 12:01 am September  20, 2008 forms a part of bond number 01-257-76-92
issued to ARES CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND DEDUCTIBLE AMOUNT

It is agreed that:

1.                                      The Deductible amount for Insuring Agreement A - Fidelity is $0.

2.                                      Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as stated above.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 13

This rider, effective 12:01 am September  20, 2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED DISCOVERY

In consideration of the premium charged, it is hereby understood and agreed that:

1.                                      Section 3, DISCOVERY, is hereby amended by deleting the first sentence and replacing it with the words “This bond applies to loss discovered by the GENERAL COUNSEL”

2.                                      Section 5, NOTICE/ PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER is amended by deleting subsection (a) and replacing it with the following:

(a)                                  At the earliest practicable moment, not to exceed 60 days, after discovery of loss by the GENERAL COUNSEL, the Insured shall give the Underwriter notice thereof.

3.                                      General Agreement D-NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST THE INSURED-ELECTION TO DEFEND is hereby amended by deleting the first paragraph and replacing it with the following:

The GENERAL COUNSEL shall notify the Underwriter at the earliest practicable moment, not exceed 90 Days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

4.                                    Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 14

This rider, effective 12:01 am September  20,  2008 forms a part of bond number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

UNCERTIFICATED SECURITIES COVERAGE

It is agreed that:

1.                                      Insuring Agreement E - Securities, Item (1) (i) is hereby deleted and replaced with the following:

(i)                                     Statement of Uncertificated Security in any book entry form.

2.                                      Section 2 - Exclusions, Item (y) is hereby deleted in its entirety.

3.                                      Section 1 - Definitions, Item (p) is hereby amended by deleting from it the words

“Uncertificated Securities of any Federal Reserve Bank of the United States” and replacing them with the words “Uncertificated Securities of any issuer.”

4.                                    Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

RIDER# 15

This endorsement, effective 12:01 am September  20,  2008 forms a part of policy number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

END 015

89644 (7/05)

1

RIDER# 16

This endorsement, effective 12:01 am September  20,  2008 forms a part of policy number 01-257-76-92

issued to ARES CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
46726	12/87	FINANCIAL INSTITUTION BOND - FORM# 14 DEC
	08/88	FINANCIAL FIDELITY FORM 14 GUTS
CALIFORNIA PREMIUM RIDER
ERISA
OMNIBUS NAMED INSURED
RICO EXCLUSION
REPRESENTATION OF INSURED
AMEND DEFINITION OF EMPLOYEE
AMENDED FIDELITY
AMENDED SECTION 6
COUNTERFEIT CURRENCY
AMENDED INSURING AGREEMENT B
SR6004A		CANCELATION RIDER
AMEND DEDUCTIBLE AMOUNT
AMENDED DISCOVERY
UNCERTIFICATED SECURITIES COVERAGE
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

END 016

78859 (10/01)

1

AIG EXECUTIVE LIABILITYSM
Insurance provided by the following member of American International Group, Inc.

National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock company

Electronic and Computer Crime Policy

(Edition of December, 1993)

Policy No. 01-257-76-92A

DECLARATIONS

Item 1.	Name of Insured:	ARES CAPITAL CORPORATION

	Principal Address:	280 PARK AVENUE, 22ND FLOOR, BUILDING EAST
NEW YORK, NY 10017

Item 2.	Policy Period: from 12:01 a.m. on September 20, 2008 to 12:01 a.m. on September 20, 2009

Item 3.	The Aggregate Limit of Liability of the Company during the Policy Period shall be $10,000,000

Item 4.	Subject to Sections 4 and 10 hereof, the Single Loss Limit of Liability and Single Loss Deductible applicable to individual Insuring Agreements are as follows:

Insuring Agreements	Single Loss Limit Of Liability	Single Loss Deductible
1. Computer Systems Fraud	$5,000,000	$10,000
2. Data Processing Service Operations	$5,000,000	$10,000
3. Voice Initiated Transfer Fraud	$5,000,000	$10,000
4. Telefacsimile Transfer Fraud	$5,000,000	$10,000
5. Destruction of Data or Program by Hacker	$5,000,000	$10,000
6. Destruction of Data or Program by Virus	$5,000,000	$10,000
7. Voice Computer Systems Fraud	$5,000,000	$10,000

Insuring Agreement 1 is Mandatory; all others are optional.  If “not covered” is inserted above opposite any specified optional Insuring Agreement, such Insuring Agreement and any other reference thereto in this policy shall be deemed to be deleted therefrom.

Item 5.	Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call- back for each transfer in excess of $10,000.

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $10,000.

Item 6.	The liability of the Company is subject to the terms of the following endorsements attached hereto: Endorsements: #1, #2, #3, #4, #5, #6

Item 7.

The insured by the acceptance of this policy gives notice to the Company terminating or canceling prior policy(ies) No.(s) 00-290-55-99A such termination or cancellation to be effective as of the time this policy becomes effective.

Premium:	Premium included in the premium shown for Bond #01-257-76-92.

/s/ Elizabeth M. Tuck	/s/ John Q. Doyle
SECRETARY	PRESIDENT

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

/s/ Richard S. Davis	October 16, 2008	Los Angeles, CA
COUNTERSIGNATURE	DATE	COUNTERSIGNED AT

AON RISK SERVICES INC. OF NY

199 WATER STREET, 10TH FLOOR

NEW YORK, NY  10038

7326569

The Company, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Company by the Insured in applying for this policy, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for

INSURING AGREEMENTS

1.	COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

	1.	entry of Electronic Data or Computer Program into, or

	2.	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this policy; or a Computer System first used by the Insured during the policy period, as provided by General Agreement A;

provided the entry or change causes

		i.	property to be transferred, paid or delivered,

		ii.	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

		iii.	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an employee of the Insured acting in good faith

			a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement, or service programs for a Computer System covered by this Insuring Agreement, or

b)

on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this policy purportedly sent by a customer, financial institution, or automated clearing house.

2.	DATA PROCESSING SERVICE OPERATIONS

Loss sustained by a Client of the Insured resulting directly from a fraudulent

	1)	entry of Electronic Data or a Computer Program into, or

	2)	change of Electronic Data or a Computer Program within

a Computer System covered under the terms of Insuring Agreement 1, or

3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client,

provided that the entry or change causes

	i.	property to be transferred, paid or delivered,

	ii.	an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

	iii.	an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an employee of the Insured acting in good faith

		a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

b)

on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this policy purportedly sent by a customer, financial institution, or automated clearing house.

In this Insuring Agreement, Client means an entity for whom the Insured serves as data processor under the terms of a written agreement

3.	VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of Insuring Agreement 1 in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

	1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

	2)	an individual person who is a Customer of the Insured, or

	3)	an employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other employees of the Insured to transfer Funds,

and was received by an employees of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above,

provided that

		i.	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

ii.

if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and had provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

4.	TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of Insuring Agreement 1 in reliance upon a fraudulent instruction received though a Telefacsimile Device, and which instruction

	1)	purports and reasonably appears to have originated from

		a)	a Customer of the Insured,

		b)	another financial institution, or

		c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

	2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

	3)	contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instruction to initiate transfers and had provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

5.	DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of Insuring Agreement 1.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

6.	DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of Insuring Agreement 1 if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition:

Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability.  Recurrence of destruction or damage after the Computer System is restored shall constitute a separate “Single Loss”.

7.	VOICE COMPUTER SYSTEM FRAUD

Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

2)

failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition:

Under the Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

GENERAL AGREEMENTS

A.	CONSOLIDATION, MERGER, OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS OR ANOTHER INSTITUTION - NOTICE

If the Insured consolidates or merges with another institution, or purchases or acquires the assets, liabilities or Computer System(s) of another institution, the Insured shall not have the coverage provided by this policy unless the Insured

	i)	gives the Company written notice of the proposed consolidation, merger, purchase or acquisition prior to the proposed effective date of such action, and

	ii)	obtains the written consent of the Company to extend the coverage provided by this policy, and

	iii)	pays to the Company any additional premium which may be due.

B.	REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this policy is complete, true and correct.  Such application constitutes part of this policy.  Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this policy.

C.	JOINT INSURED

If two or more Insureds are covered under this policy, the first named Insured shall act for all Insureds.  Payment by the Company to the first named Insured for loss sustained by any Insured shall fully release the Company on account of such loss.  If the first named insured ceases to be covered under this policy, the Insured next named shall thereafter be considered as the first named Insured.  Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insured for all purposes of this policy.  The liability of the Company for loss or losses sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

D.                                    NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND

The Insured shall notify the Company at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this policy.  Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part.  The defense by the Company shall be in the Insured’s name through attorneys selected by the Company.  The Insured shall provide all reasonable information and assistance required by the Company for such defense.

If the Company elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Company defends on behalf of the Insured or any settlement in which the Company participates and all attorneys’ fees, costs and expenses incurred by the Company in the defense of the litigation shall be a loss covered by this policy.

If the Insured does not give the notices required in subsection (a) of Section 5 of this policy and in the first paragraph of this General Agreement, of if the Company elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this policy for loss sustained by the Insured, and the Company shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (g) of Section 5 of this policy apply upon the entry of such judgment or the occurrence of such settlement instead of upon the discovery of such loss.  In addition, the Insured must notify the Company within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (h) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

SECTION 1.

DEFINITIONS

As used in this policy:

a)                                      Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purposes of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

b)                                     Certificated Security means a share, participation or other interest in the property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1)                                      represented by an instrument issued in bearer or registered form;

2)                                      of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

3)                                      either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

c)                                      Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

d)                                     Computer System means

1)                                      computers with related peripheral components, including storage components wherever located,

2)                                      systems and applications software,

3)                                      terminal devices, and

4)                                      related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved;

e)                                      Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

f)                                        Funds means Money on deposit in an account;

g)                                     Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency;

h)                                     System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

i)                                         System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

j)                                         System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration of System Maintenance activities;

k)             Telefacsimile device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

l)              Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

m)            Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1)                                      not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer,

2)                                      of a type commonly dealt in securities, exchanges or markets, and

3)                                      either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

n)                                     Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

EXCLUSIONS

Section 2.

This policy does not cover:

a)                                      any losses of the type or kind covered by the Insured’s financial institution bond, regardless of any deductible amount or limit of liability;

b)                                     loss caused by a director or employee of the Insured or by a person in collusion with any director or employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or employee that a fraudulent act by a person not an employee has been or will be perpetrated against the Insured.);

c)                                      loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under Insuring Agreement 1 or 2;

d)                                     loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under Insuring Agreement 1 or 3;

e)                                      loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under Insuring Agreement 4;

f)                                        loss resulting directly or indirectly from theft of confidential information;

g)                                     loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

h)                                     potential income, including but not limited to interest and dividends;

i)                                         damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

j)                                         loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this policy and would be imposed on the Insured regardless of the existence of the contract;

k)                                      any fees, costs and expenses incurred by the Insured

1)                                      in establishing the existence of or amount of loss covered under this policy, or

2)                                      as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this policy;

l)                                         indirect or consequential loss of any nature;

m)                                   the cost of duplication of Electronic Data or Computer Programs, unless covered by under Insuring Agreement 5 or 6;

n)                                     loss involving a Voice Computer System, unless covered under Insuring Agreement 7;

o)                                     loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

p)                                     loss resulting directly or indirectly from

1)                                      written instructions or advices, or

2)                                      telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under Insuring Agreement 1 or 2;

q)                                     loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

r)                                        loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under Insuring Agreement 1 or 2;

s)                                      loss resulting directly or indirectly from

1)                                      mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

2)                                      failure or breakdown of electronic data processing media, or

3)                                      error or omission in programming or processing;

t)                                        loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

u)                                     loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy;

v)                                     loss as a result of a threat

1)                                      to do bodily harm to any person, or

2)                                      to do damage to the premises or property of the Insured, or

3)                                      to Computer Systems operations;

w)            loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

x)             loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, customer identification or other cards;

y)            loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentification mechanism.

DISCOVERY

Section 3.

This policy applies to loss discovered by the Insured during the Policy Period.  Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this policy.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Company’s total liability for all losses discovered during the Policy Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations.  The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this policy.

Upon exhaustion of the Aggregate Limit by such payments:

a)                                      The Company shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Company; and

b)                                     The Company shall have no obligation under the General Agreement D to continue the defense of the Insured, and upon notice by the Company to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7.  In the event that a loss is settled by the Company through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations.  If a Single Loss is covered under more than one Insuring Agreement, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

All loss or series of losses involving the fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST COMPANY

Section 5.

a)                                      At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Company notice thereof.

b)                                     Within 6 months after such discovery, the Insured shall furnish to the Company proof of loss, duly sworn to, with full particulars.

c)                                      This policy affords coverage only in favor of the Insured.  No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

d)                                     Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

e)                                      Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

f)                                        Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers of such securities were issued therewith.

g)                                     Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss.

h)                                     If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

VALUATION

Section 6.

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Company shall settle in kind its liability under this policy on account of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement.  In the case of loss of subscription, conversion or redemption privileges though the loss of securities, the amount of such loss of shall be the value of such privileges immediately preceding the expiration thereof.  If such securities cannot be replaced of have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this policy is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

Section 7.

a)                                      In the event of payment under this policy, the Insured shall deliver, if so requested by the Company, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

b)                                     In the event of payment under this policy, the Company shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

c)                                      Recoveries, whether effected by the Company or by the Insured, shall be applied net of the expense of recovery:

•                                          first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability,

•                                          second, to the Company as reimbursement of amounts paid in settlement of the Insured’s claim, and,

•                                          third, to the Insured in satisfaction of any Deductible Amount.

Recovery from reinsurance and/or indemnity of the Company shall not be deemed a recovery as used herein.

d)                                     Upon the Company’s request and at reasonable times and places designated by the Company the Insured shall

1)                                      submit to examination by the Company and subscribe to the same under oath, and

2)                                      produce for the Company’s examination all pertinent records, and

3)                                      cooperate with the Company in all matters pertaining to the loss.

e)                                      The Insured shall execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein.  The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

OTHER INSURANCE OR INDEMNITY

Section 8.

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other that the Insured.  However, this policy does not provide excess indemnity for losses covered by the Insured’s financial institution bond.

OWNERSHIP

Section 9.

This policy shall apply to loss of Money, Certificated and Uncertificated Securities, Electronic Data, Computer Programs and other property

1)                                      owned by the Insured

2)                                      held by the Insured in any capacity, or

3)                                      for which the Insured is legally liable because of a loss covered by this policy.

This policy shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 10.

The Company shall be liable hereunder only in the event a Single Loss, as described in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

TERMINATION OR CANCELLATION

Section 11.

This policy terminates as an entirety upon occurrence of any of the following:

a)                                      60 days after the receipt by the Insured of a written notice from the Company of its desire to cancel this policy, or

b)                                     immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this policy, or

c)                                      immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or

d)                                     immediately upon the taking over of the Insured by an institution, or

e)                                      immediately upon exhaustion of the Aggregate Limit of Liability, or

f)                                        immediately upon expiration of the Policy Period as set forth in Item 2 of the Declarations.

Termination of the policy as to any Insured terminated liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Company has caused this policy to be executed on the Declarations page.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

ENDORSEMENT #1

This endorsement, effective 12: A.M. September 20, 2008 forms a part of policy number 01-257-76-92A
issued to ARES CAPITAL CORPORATION

by   National Union Fire Insurance Company of Pittsburgh, Pa.

REPRESENTATION OF INSURED

In consideration of the premium charged, it is hereby understood and agreed that:

1.             General Agreement B - REPRESENTATION OF INSURED - is hereby deleted in its entirety and replaced by the following:

REPRESENTATION OF INSURED

B.                                     The Insured represents that to the best of its knowledge the information furnished in the application for this bond is complete true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or intentional incorrect statement of a material fact in the application or otherwise, shall be grounds for rescission of this bond.

2.             Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, limitations or provisions of the attached bond other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

ENDORSEMENT #2

This endorsement, effective 12: A.M. September 20, 2008 forms a part of policy number 01-257-76-92A
issued to ARES CAPITAL CORPORATION

by   National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED SECTION 6, VALUATION

It is hereby understood and agreed that Section 6. of the attached Bond is amended as follows:

1.                                       From the “Valuation” paragraph, by deleting the words “…at the rate of exchange at the time of payment of such loss” and replacing them with the words “…at the time of Discovery of such loss”.

2.                                       From the “Securities” Paragraph, by deleting from the first sentence the words “determined by the market value thereof at the time of such loss” and replacing them with the words…determined by the market value thereof at the time of Discovery of such loss”.

3.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, limitations or agreements except as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

ENDORSEMENT #3

This endorsement, effective 12: A.M. September 20, 2008 forms a part of policy number 01-257-76-92A
issued to ARES CAPITAL CORPORATION

by   National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED SECTION 11, CANCELLATION RIDER

1.                                       Section 11 - TERMINATION OR CANCELLATION - of the attached policy is hereby amended by deleting from the first sentence the words “This policy terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire  to cancel this policy, or ...” and replacing them with the words “This policy terminates as an entirety upon occurrence of any of the following: - (a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire  to cancel this policy.”

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements or the attached bond other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

ENDORSEMENT #4

This endorsement, effective 12: A.M. September 20, 2008 forms a part of policy number 01-257-76-92A
issued to ARES CAPITAL CORPORATION

by   National Union Fire Insurance Company of Pittsburgh, Pa.

DEFINITION OF DISCOVERY

In consideration of the premium charged, it is hereby understood and agreed that:

1.                                       Section 3, DISCOVERY, is hereby deleted in its entirety and replaced with the following:

This Policy applies to loss discovered by the Risk Management Department or an officer with the Title of Senior Vice President or above during the Bond Period. Discovery occurs when the Risk Management Department or an officer with the Title of Senior Vice President or above first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Risk Management Department or an officer with the Title of Senior Vice President or above receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2.                                       Section 5, NOTICE/ PROOF—LEGAL PROCEEDINGS  AGAINST COMPANY is amended by deleting subsection (a) and replacing it with the following:

(a)                                  At the earliest practicable moment, not to exceed 60 days, after discovery of loss by the Risk Management Department or an officer with the Title of Senior Vice President or above, which exceeds or is reasonably expected to exceed $10,000, shall give the Underwriter notice thereof.

3.                                       General Agreement - NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST THE INSURED-ELECTION TO DEFEND - is hereby amended by deleting the first paragraph and replacing it with the following:

The Risk Management Department or an officer with the Title of Senior Vice President or above shall notify the Underwriter at the earliest practicable moment, not exceed 60 Days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

4.                                       Section 10., Deductible Amount, is hereby amended by the addition of the following paragraph:

The Insured shall, in the time and in the manner prescribed in the bond, give the underwriter notice of any loss of the kind covered by the terms of this policy which exceeds or is reasonably expected to exceed $10,000, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

5.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

ENDORSEMENT #5

This endorsement, effective 12: A.M. September 20, 2008 forms a part of policy number 01-257-76-92A
issued to ARES CAPITAL CORPORATION

by   National Union Fire Insurance Company of Pittsburgh, Pa.

TIE-IN OF LIMITS AND AMENDED DEDUCTIBLE RIDER

In consideration of the premium paid, it is understood and agreed that the combined Aggregate Limit of Liability for which the Insurer shall be liable under all of the following policies and bond (hereinafter collectively referred to as “the Policies”) shall be $10,000,000:

•                                          Electronic & Computer Crime Policy for Financial Institutions Policy No. 01-257-76-92A, issued by National Union Fire Insurance Company of Pittsburgh, Pa.;

•                                          Form 24 Fidelity Bond No. 01-257-76-92; issued by National Union Fire Insurance Company of Pittsburgh, Pa

It is further understood and agreed that nothing in this endorsement shall be construed to increase the Insurer’s aggregate Limit of Liability as stated in the Declarations of the Policies.

Amended Deductible

Finally, it is understood and agreed that in the event a Claim or loss is covered under more than one of the Policies or Bond, a single deductible shall apply to the Claim or loss and that deductible shall be the highest of the applicable deductibles.

All other terms and conditions of this policy shall remain unchanged.

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE

ENDORSEMENT #6

This endorsement, effective 12: A.M. September 20, 2008 forms a part of policy number 01-257-76-92A
issued to ARES CAPITAL CORPORATION

by   National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		ELECTRONIC AND COMPUTER CRIME DEC PAGE
MNSCPT		ELECTRONIC AND COMPUTER CRIME GUTS
MNSCPT		REPRESENTATION OF INSURED
MNSCPT		AMENDED SECTION 6, VALUATION
MNSCPT		AMENDED SECTION 11, CANCELLATION RIDER
MNSCPT		DEFINITION OF DISCOVERY
MNSCPT		TIE-IN LIMITS AND AMENDED DEDUCIBLE RIDER
MNSCPT		FORM INDEX

/s/ John Q. Doyle
AUTHORIZED REPRESENTATIVE